Safety Shot Inc.

1061 E. Indiantown, Suite 110 Jupiter, FL 33477

February 5, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Juan Grana and Abby Adams

RE:	Safety Shot, Inc.
Info:	Post-Effective Amendment No. 5 on Form S-1
Filed January 23, 2024
File No. 333-258005

Dear Juan Grana and Abby Adams:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 1, 2024 (the “Comment Letter”) relating to Post-Effective Amendment No. 5 on Form S-1, which was submitted to the Commission by Safety Shot, Inc. (the “Company” or “we”) on January 23, 2024.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Post-Effective Amendment No. 6 Registration Statement on Form S-1 (the “Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Post-Effective Amendment No. 5 to Form S-1

Summary, page 3

1.	We note your disclosure on page 4 that JW-500 was born out of clinical trials and that you have plans for additional clinical trials of JW-500 in the second half of 2024. We also note your disclosure on page 8 that “JW 500, JW700, and Photocil are cosmetic products and do not require clinical trials.” Please revise your disclosure to reconcile this discrepancy and to clarify whether JW-500 requires FDA approval.

Response: We have revised the Registration Statement in accordance with the Staff’s comment, please see pages 4, 31 and 43 of the Registration Statement for further details. Please note that JW-500 was “born out of clinical trials where certain other observations were made regarding nipple sensitivity but JW-500 is classified as a cosmetic product.that does not require FDA approval but we have clarified throughout. JW-700 and Photocil are also classified as cosmetic products.

General

2.

We note your revised disclosure and response to comment 11 and reissue the comment. Please revise your disclosure to discuss the current status of commercialization of each of your products, in particular: Photocil, JW-700, and JW-500. For example, please discuss each country where Photocil and JW-700 are currently offered, and clarify whether JW-500 is still under development and is not being offered to consumers. In this regard, please also note:

● Your disclosure still contains statements of safety and efficacy for products that have not been approved by the FDA or similar foreign regulators. For example, on page 42 you state “[t]hese tests employed breathalyzers, providing conclusive evidence of the Safety Shot Beverage’s effectiveness. While these endeavors have demonstrated the product’s reliability, the Company is presently engaged in a formal double-blinded placebo-controlled clinical trial to further substantiate its findings, exemplifying a commitment to rigorous scientific validation.” We remind you that safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators. As such, please revise your disclosure to remove any statements of safety and efficacy for any products that have not been approved by the FDA or similar foreign regulators.

Response: We have revised the Registration Statement in accordance with the Staff’s comment, please see pages 4, 31 and 43 of the Registration Statement for further details. We have clarified that JW-700 and Photocil are sold in India and explained the status of efforts to commercialize these products in the US. We have revised the disclosure to remove references to safety and efficacy. With respect thereto, we are referring to breathalyzers being an effective tool to measure blood alcohol levels as that is the prevailing test to do so and is used by law enforcement to determine blood alcohol levels.

3.

We reissue comment 5 as it relates to the regulations applicable to your products. For Safety Shot and your other products, please further clarify the government regulations, and specifically identify the particular category you believe each falls within under the regulation of the FDA (drug, medical device, dietary supplement, food additive, etc.), revise the Government Regulation section to provide materially complete discussions of all regulations addressed on page 8, revise to eliminate disclosures throughout the document that are inconsistent with your position regarding the applicable government regulations, and disclose the regulatory category for each in your product roadmap on page 43 and in the Government Regulation section. We note the following:

● You take the position that Safety Shot is a food additive, but continue to make statements implying that Safety Shot is a drug (intended to treat, diagnose, cure, or prevent a disease) or a dietary supplement. We note, for example, the disclosure on page 42 that Safety Shot “is crafted to streamline the body’s detoxification process from alcohol, employing a thoughtfully selected combination of vitamins, minerals, and nootropics to enhance rehydration and mental clarity. Noteworthy is the fact that the Safety Shot Beverage comprises 28 active ingredients, all falling under the Generally Regarded As Safe (GRAS) category.” We also note the statements made in the backgrounds of Directors Boon and Gulyas, former executives with GBB Drink Lab.

● You disclose on page 4 and elsewhere that NoStingz is an “effective barrier” and “as product contains ingredients with well established safety profiles it does not require FDA approval.” You also describe it as a barrier to UVA/UVB and include it within the category of “sun screen products.” On page 8 you state that it falls within the category of cosmetics. Clarify if the claims related to repelling jellyfish venom and protecting from sea lice also fall within the definition of cosmetics.

● Revise to further clarify how SS-100 would be characterized as a drug in contrast to Safety Shot, which you characterize as a food additive. In addition, please disclose additional information to clarify the basis for your statement that SS-100 would qualify for Orphan Drug Designation to treat Acute Alcohol Poisoning. For example, clarify how Acute Alcohol Poisoning meets the FDA’s definition of a Rare Disease. Also clarify the significance of Orphan Drug Designation. Please also revise the Government Regulation section to clarify the process for seeking FDA approval of a drug and for obtaining Orphan Drug Designation.

Response: We have revised the Registration Statement in accordance with the Staff’s comment, please see pages 8 and 46 of the Registration Statement for further details. We note that Photocil, JW-500 and JW-700 are each classified as cosmetic products. The Photocil packaging and ingredients were approved by the FDA and issued NDC number: 82301-001-001 (Atopic Dermatitis); 82301-002-001 (Psoriasis); 82301-003-001 (Vitiligo), enabling them to be sold as OTC products. NoStingz is classified as a sunscreen product and Safety Shot Beverage is classified as a dietary supplement. We have removed the references from the bios of Mr. Gulyas and Mr. Boon. We believe that SS-100 would be classified as a drug. We explain in the S-1 as revised, that the timing of the plan to file an IND for SS-100 is dependent on the clinical trials of the Safety Shot Beverage and the feedback that the Company receives from the FDA in a Pre-IND meeting.

4.	We note the recent filing pursuant to Item 7.01 of Form 8-K that included your January 17, 2024 press release regarding the lawsuit between GBB Lab, Inc. and FSD Pharma. Please revise the document, including the disclosure in Recent Developments, to disclose your relationship to GBB Labs, Inc., which is your subsidiary, as disclosed in Recital B of the asset purchase agreement filed as Exhibit 10.26. Please revise the disclosure throughout this document to clarify the references to “GBB”, including to which entity you refer. Please also revise the document to identify the proceedings and disclose the nature and stage of the proceedings and relief sought. Clarify FSD Pharma’s relationship with GBB Labs, Inc. or FSD Pharma, as applicable, pursuant to which the NDA was executed. Clarify the potential impact on your product and company if GBB Labs is not successful in the litigation. In addition, please revise your beneficial ownership table to disclose the 5 million shares issued to GBB Drink Labs in connection with the asset purchase agreement, as disclosed on page 7, and clarify which, if any, of your directors beneficially own those shares.

Response: The Company is not a party to the lawsuit between GBB Lab, Inc. and FSD Pharma. GBB Labs, Inc referred to in Recital B is an acquisition subsidiary formed to acquire certain assets of GBB Drink Labs, Inc. related to the Safety Shot Beverage. GBB Drink Labs Inc. is a private company incorporated in Florida that continues on with other ventures. The Company has no ownership of this entity which brought the lawsuit against FSD Pharma and does not believe an adverse outcome would be material to the Company’s business. The reason that the Company filed the 8-K was because FSD has repeatedly unlawfully “tagged” the Company’s stock in its press releases despite the fact that the Company is not a party to such suit. We have indicated the number of shares that Mr. Gulyas and Mr. Boon, who are both directors received out of the total of 5,000,000 shares that the Company issued in the acquisition of the assets in both the Principal Stockholder table and in the Certain Transactions section.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Arthur Marcus at amarcus@srf.law with any questions or comments regarding this correspondence. We would also welcome the opportunity to have a call to discuss our responses with you to ensure that you are satisfied that this new amendment addresses all of your comments which we believe it does. We would like to immediately schedule a call with you to walk you through our responses. Thank you.

Sincerely,

Safety Shot, Inc.

By:	/s/ Brian John
Brian John
Chief Executive Officer